Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 11, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1112
                 BulletShares High Yield Low Duration 2015-2018
                    Bond Ladder Portfolio of ETFs, Series 3
                       File Nos. 333-191829 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1112, filed on October 21, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BulletShares High Yield Low Duration 2015-2018 Bond Ladder Portfolio of ETFs, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection - Principal Investment Strategy

     1. The duration example in the third paragraph uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities.

     Response: The underlying securities have an average duration of approximately one year. As discussed with the staff of the Commission, revising the example may be more confusing to investors and, therefore, the example will not be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren